Beta Music Group, Inc.
7100 Biscayne Blvd.
Miami, FL 33138

May 6, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:  Paul Fischer

Re:          Beta Music Group Inc.
Registration Statement on Form 10-12G
Filed December 31, 2013
File No. 000-53729
Comment Letter dated January 17, 2014

Dear Mr. Fischer:

The following responses are filed in connection with the Commission’s comment letter dated January 17, 2014. .

General

1.
We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE:

The Company has chosen not to withdraw its Form 10.  The Company has filed its Form 10-K for the period ended December 31, 2013 on April 14, 2014, has filed a Form 10-A-1 on May 1, 2013 and will continue to make required filings under the Exchange Act.

2.	Please revise the contact information on the cover page of the filing to indicate the current information for the company.

RESPONSE:

The Company address has been updated at 7100 Biscayne Boulevard, Miami Florida 33138.

3.
We note you have only one officer and director, Mr. Jim Ennis. Revise your document to refer to him by name rather than to “officers” or “management.” Please similarly revise your risk factor at page 21, “Our future depends in part on the interests and influence of key stockholders” to identify Mr. Ennis as the holder of more than 5% of your common stock.

RESPONSE:

We have made changes throughout the Form 10 to reflect that Mr. Ennis is the Company’s sole officer and director.

We have also revised the risk factor referenced above to identify Mr. Ennis as the sole officer, director, principal shareholder and the sole stockholder owning more than 5% of the Company’s common stock.

4.	Please revise your registration statement to ensure that your disclosure corresponds to the proper heading for each Form 10 item requirement.

RESPONSE:

The Company’s has revised the registration statement to ensure that the disclosure corresponds to the proper heading for each Form 10 item requirement.

5.
Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, the Cisco Global Mobile Data Traffic Forecast Update you reference on page 5, as well as the ESRI Business Information Solutions report you reference on the same page. Please highlight the specific portions that you are relying upon so that we can reference them easily.

RESPONSE:

The data analysis was included in error.  The data analysis has been removed from the revised registration statement.

Forward-Looking Statements, page 1

6.	Please revise to remove references to Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, as these safe-harbor provisions are unavailable to penny stock issuers.

RESPONSE:

The registration statement has been revised to remove references to Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act as these safe-harbor provisions are unavailable to penny stock issuers.

Item 1. Business, page 6

7.
A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Currently, it appears that you have no operations, no revenues, and that your assets consist of $3,298, including $298 cash, as of September 30, 2013. Therefore, please prominently disclose that your company is a shell company and that you have not generated revenue or commenced business operations under Business, Management’s Discussion and Analysis, Risk Factors, and elsewhere as appropriate throughout the filing.

RESPONSE:

We do not believe that as of December 31, 2013 the Company can be classified as a shell.  USAVE is a developmental stage company with assets other than cash and revenues. As a result, we have not amended our Form 10 to reflect that the Company is a shell.

As reported in our Form 10-K, we have designated our Company as a “small reporting issuer.”

8.
Please revise here, and within your Risk Factors section, to disclose the unavailability of Rule 144 of the Securities Act for the resale of securities issued by a shell company until the conditions imposed by Rule 144(i) are met, and the impact these limitations will have upon the liquidity of your common shares.

RESPONSE:

We do not believe that disclosure of the unavailability of Rule 144 for shell companies is necessary as the Company is not a shell (and arguably has not been a shell).  However, if the Commission desires,  we will add a risk factor in the Company’s Form 10-Q discussing the special rules relating to Rule 144 for prior shell companies.

9.	Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

RESPONSE:

We believe that the following risk factor identified below addresses the Commission’s concerns regarding the challenges being a public company.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we may be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the  New York Stock Exchange, NASDAQ Stock Market and OTCQB markets and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As further clarification we intend to add the following disclosure in the Company’s Form 10-Q for the period ended March 31, 2014.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our business and results of operations.

As a public company, the Company will incur significant legal, accounting and other expenses that we would not incur as a private company.  In addition, the rules, regulations and requirements imposed on public companies will require our executive officer to devote a substantial amount of time to these compliance initiatives. These rules, regulations and requirements will increase our legal, accounting and financial compliance costs and will continue to make some activities more time consuming and costly.  For example, these rules, regulations and requirements may make it more difficult to attract and retain qualified persons to serve on the board of directors, committees or as executive management of the Company.  To comply with the requirements of being a public company, the Company may need to implement new internal controls and procedures, hire accounting or audit staff, which would require additional expenses that may negatively impact the financial statements of the Company.

Emerging Growth Company Status, page 11

10.
Because Beta Music Company had the first sale of its common equity prior to December 8, 2011, you do not appear eligible to qualify as an Emerging Growth Company under the JOBS Act. Please revise to remove references to your being considered an Emerging Growth Company under the JOBS Act.

RESPONSE:

We have removed the references of the Company being eligible to qualify as Emerging Growth Company Status under the JOBS Act.

Item 1A. Risk Factors, page 13

11.
We note your risk factors describing the reliance on traffic to your website and mobile applications. Please provide your web address if available. If there is no website at this time please revise your disclosure accordingly.

RESPONSE:

The Company’s website is www.betamusicgroupinc.com and we have included the website name in the referenced risk factor.

12.
Please revise your risk factors to be consistent with your current operational status. For example on page 13 you state there has been no product revenue to date, but on page 19 you state that you recognize most revenue from your advertising products. Please revise your disclosure to be accurate and consistent throughout the document.

RESPONSE:

We have revised the risk factor to read as follows:

Because recognizing revenues will be determined over terms of potential agreements, significant downturns in the business may not be immediately reflected in future results of operations.

The Company forecasts any potential revenue growth may decline in the future as a result of a variety of factors, including the terms of potential client agreements, the potential financial downturns of our potential clients, the maturation of our business and the gradual decline in the number of major markets.  We forecast to recognize revenue over the terms of the applicable client agreements. As a result, a significant portion of the forecasted revenue reported in any future quarter may be generated from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not significantly impact our revenue in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue.

We may invest or spend the proceeds of this capital raised in way with which you may not agree or in way which may not yield a return., page 23

13.	Please revise to remove this risk factor, insofar as you are not raising proceeds under this Form 10 registration statement, as you note at page 11.

RESPONSE:

We have removed this risk factor.

Item 2. Management Discussion and Analysis of Financial Conditions and Plan of Operation, page 25

14.
Please revise to quantify the costs you anticipate incurring over the next 12 months for filing Exchange Act reports and consummating an acquisition or begin operations. Provide the basis for your estimates.

RESPONSE:

We anticipate during the next twelve months we will incur approximately $24,000 in legal and accounting fees in connection with the Company’s Exchange Act reporting requirements.

15.
Please add a section to specifically discuss the liquidity and capital resource demands of the business for the next 12 months. In this regard, highlight any trends, demands, uncertainties, or events that will affect your business. Refer to Item 303 of Regulation S-K.

RESPONSE :

We have not yet specifically identified any industry trends.  We do however expect to identify new trends and demands on our working capital in our Form 10-Q for the period ended March 31, 2014.  Further, the uncertainties of our business operations are disclosed in “Risk Factors”.

16.	Please revise to include a discussion here, or within your risk factors, of your ability to continue as a going concern, as noted by your auditors.

RESPONSE:

We believe that the that our ability to continue as a going concern is identified throughout our “Risk Factor” disclosure.  In particular, we address your attention to the following risk factors:

o	There is substantial doubt about our ability to continue as a going concern

o
We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to achieve or maintain profitability, particularly given our significant ongoing sales and marketing expenses. Our recent growth rate will likely not be sustainable, and a failure to maintain an adequate growth rate will adversely affect our results of operations and business.

o	The Company currently has generated limited revenue and will need to raise additional capital to operate its business.

17.	Please revise to disclose how you will pay the costs of your Exchange Act reporting requirements and seeking a business combination. Disclose whether Mr. Ennis will provide such financing.

RESPONSE

The Company anticipates generating revenues from services we offer.  To the extent if capital is insufficient to meet our future operating requirements, we will need to finance our operations through public or private equity offerings, debt financings, strategic alliances or other financing alternatives. Additional equity or debt financing may not be available on acceptable terms, if at all. Additional financing secured by issuing equity securities will lead to our stockholders experiencing dilution. If additional financing is not available when required, or is not available on acceptable terms, we may be unable to fund expansion which may seriously harm our business.

Item 3. Properties

18.	Please revise to include disclosure under Item 102 of Regulation S-K.

RESPONSE

We have inserted the following verbiage in our amended Form 10:

Our office is located at 7100 Biscayne Blvd. Miami, FL 33138. The Company currently rents this space for approximately $200 a month. Currently, this space is sufficient to meet the Company’s needs. However, once the Company expands its business to a significant degree, it will require additional space. The Company does not currently own any real estate.

Item 15 Financial Statements and Exhibits
Exhibit Description, page 32

19.
Please ensure that the exhibits are filed or furnished with the filing. We note, for example, that you reference Exhibits 2.1 and 3.3 on page 3 of your registration statement, but that no exhibits have been included with your filing. Please refer to Item 601 of Regulation S-K and revise accordingly.

RESPONSE

The Company has attached the required exhibits.

The undersigned, on behalf of Beta Music Group, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,
/s/Jim Ennis
Jim Ennis, CEO